SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)

BRISSET BEER INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

10973Y107
(CUSIP Number)

August 12, 2014
(Date of Event Which Requires Filing of this Statement)
______________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

-------------------

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10973Y107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON(S) RKO Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 315,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 315,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25% (1)
12	TYPE OF REPORTING PERSON CO

(1)	Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer’s transfer agent.

488569-1

CUSIP No. 746387 10 9	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON(S) Brian Uppal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 340,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 340,500
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 340,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.92% (1)
12	TYPE OF REPORTING PERSON IN
(1) Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer’s transfer agent.

CUSIP No. 746387 10 9	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON(S) David Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION Belize
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 315,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 315,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.25% (1)
12	TYPE OF REPORTING PERSON IN
(1) Based upon 3,608,000 shares of common stock outstanding as of December 29, 2015, as reported by the Issuer’s transfer agent.

CUSIP No. 746387 10 9	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer:

Brisset Beer International, Inc.

(b)    Address of Issuer's Principal Executive Offices:

370 Guy Street, Suite G9, Montreal, Quebec, Canada H3J 1S6

Item 2.

(a)	Name of Person Filing:

This statement is filed by and on behalf of RKO Holdings, Ltd. (“RKO”), Brian Uppal and David Jenkins (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is No. 1 Orchard Garden Street, Belmopan, Belize.

(c)	Citizenship:

RKO is a Belize corporation. Brian Uppal is a citizen of Canada. David Jenkins is a citizen of Belize.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001

(e)	CUSIP Number:

10973Y107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No. 746387 10 9	13G	Page 6 of 9 Pages

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(3)

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

RKO beneficially owns 315,000 shares. Brian Uppal beneficially owns 25,500 shares and, as the sole shareholder of RKO, exercises voting and dispositive power with respect to the shares of common stock of RKO reported herein, and therefore may be deemed a beneficial owner of such 315,000 shares. David Jenkins, President of RKO, exercises voting and dispositive power with respect to the shares of common stock of RKO reported herein, and therefore may be deemed a beneficial owner of such 315,000 shares.

(b)	Percent of class:

RKO beneficially owns 8.25% of the outstanding shares of the Issuer. Brian Uppal may be deemed to beneficially own 8.92% shares of the Issuer. David Jenkins may be deemed to beneficially own 8.25% shares of the Issuer.

(c)	Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote:

RKO: 315,000 shares
Brian Uppal: 340,500 shares
David Jenkins: 315,000 shares

(ii)      Shared power to vote or to direct the vote:

RKO: 0
Brian Uppal: 0
David Jenkins: 0

(iii)           Sole power to dispose or to direct the disposition of:

RKO: 315,000 shares
Brian Uppal: 340,500 shares
David Jenkins: 315,000 shares

(iv) Shared power to dispose or to direct the disposition of:

RKO: 0
Brian Uppal: 0
David Jenkins: 0

CUSIP No. 746387 10 9	13G	Page 7 of 9 Pages

RKO’s beneficial ownership of 315,000 shares described above, includes an aggregate of 210,000 shares of common stock issuable within 60 days upon the exercise of warrants held by RKO. Based upon 3,608,000 shares outstanding as of December 29, 2015, as reported by the Issuer’s transfer agent, this represents approximately 8.25% of the outstanding shares of common stock of the Issuer.

Brian Uppal’s beneficial ownership of 340,500 shares described above, includes an aggregate of 210,000 shares of common stock issuable within 60 days upon the exercise of warrants held by RKO. Based upon 3,608,000 shares outstanding as of December 29, 2015, as reported by the Issuer’s transfer agent, this represents approximately 8.92% of the outstanding shares of common stock of the Issuer.

David Jenkins’s beneficial ownership of 315,000 shares described above, includes an aggregate of 210,000 shares of common stock issuable within 60 days upon the exercise of warrants held by RKO. Based upon 3,608,000 shares outstanding as of December 29, 2015, as reported by the Issuer’s transfer agent, this represents approximately 8.25% of the outstanding shares of common stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 746387 10 9	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2016

RKO HOLDINGS, LTD.

By: /s/ Brian Uppal_________
    Brian Uppal, Sole Shareholder

/s/ Brian Uppal____________
Brian Uppal

/s/ David Jenkins____________
David Jenkins

CUSIP No. 746387 10 9	13G	Page 9 of 9 Pages

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the below signatories agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, dated February 20, 2016 (including amendments thereto) with respect to the common stock of Brisset Beer International, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 20, 2016

RKO HOLDINGS, LTD.

By: /s/ Brian Uppal_________
    Brian Uppal, Sole Shareholder

/s/ Brian Uppal____________
Brian Uppal

/s/ David Jenkins____________
David Jenkins